UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 061

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

Merck Puerto Rico Employee Savings and Security Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Merck Puerto Rico Employee Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merck Puerto Rico Employee Savings and Security Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico
June 29, 2011

Merck Puerto Rico Employee Savings and Security Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments
Investments, at fair value	$44,977,632	$40,806,640

Receivables
Employer contribution	16,021	20,508
Participant contribution	54,157	67,740
Other receivables	6,311	15,547
Receivable for investments sold	157,283	256,454
Accrued interest and dividends	202,903	197,659
Notes receivable from participants	1,922,544	1,873,586

Total receivables	2,359,219	2,431,494

Cash and cash equivalents	37,501	36,331

Total assets	47,374,352	43,274,465

Liabilities
Other payables	13,254	17,166
Payable for investments purchased	15,583	23,502

Total payables	28,837	40,668

Net assets available for benefits	$47,345,515	$43,233,797

The accompanying notes are an integral part of these financial statements.

Merck Puerto Rico Employee Savings and Security Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$2,336,725
Dividends and interest	1,167,173

Net investment income	3,503,898

Interest income, notes receivable from participants	107,363

Contributions to the Plan
By participants	3,647,523
By employer	1,074,834

Total contributions	4,722,357

Total additions	8,333,618

Deductions from net assets attributed to
Benefits paid to participants	(4,221,900)

Total deductions	(4,221,900)

Net increase	4,111,718

Net assets available for benefits
Beginning of year	43,233,797

End of year	$47,345,515

The accompanying notes are an integral part of these financial statements.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements

1.

Description of Plan

The following description of the Merck Puerto Rico Employee Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a profit sharing plan designed to provide an opportunity for employees of MSD International GmbH (Puerto Rico Branch) LLC, Merck Sharp & Dohme de Puerto Rico, Inc. and Merck Sharp & Dohme (I.A.) Corp. Puerto Rico Branch (the “Companies”) to become stockholders of Merck & Co., Inc. (“Merck”) and to encourage them to save on a regular basis by setting aside part of their earnings. Regular full-time and part-time employees of the Companies, as defined in the Plan document, who have completed at least one year of employment and are not covered by a collective bargaining agreement, are eligible to enroll in the Plan.

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. At December 31, 2010, the Plan offered 6 registered investment companies (mutual funds), 4 common/collective trusts, and 13 separately managed accounts.

The Plan is administered in part by the Employee Benefits Committee appointed by the President of the Companies and in part by management committees appointed by the Compensation and Benefits Committee of the Board of Directors of Merck. All costs of administering the Plan are borne by the Companies.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute from 2% up to 15% of their base pay, provided that pre-tax contributions shall not exceed 10% of base compensation or $8,000. In addition, the Companies match 50% of pre-tax and after-tax contributions up to 5% of each participant’s base compensation applicable to the pay period in which the contribution is being made. Participant and Company matching contributions are invested according to a participant’s elections.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Companies’ matching contribution, and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Companies’ matching contributions, plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their account balances with interest charged at prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of (i) $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or (ii) 50% of the participant’s account balance less any current outstanding loan balance.

Payment of Benefits

Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements

Transfer of Assets to/from Other Plans

Companies’ employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department (the “PRTD”) or by the U.S. Internal Revenue Service (the “IRS”). Newly hired employees are allowed to transfer their savings from former employer plans to the Plan.

2.

Summary of Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Certain amounts in the prior year financial statements have been reclassified to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are recorded at fair value in the accompanying financial statements.

Purchases and sales of securities are recorded on a trade-date basis. Other receivables consist of proceeds receivable for investment securities sold with a settlement date after year end, in a separately managed account. Other payables represent amounts due for investment securities purchased with a settlement date after year end and accrued management expenses, in a separately managed account. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Contributions

Employee and Company matching contributions are recorded in the period in which the Companies makes the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The Plan’s administrative expenses are paid by the Companies.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements

Recently Issued Accounting Standards

Accounting Standards Update 2010-25 ("Update"), issued in September 2010, requires participant loans be classified as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this Update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010, with early adoption permitted. The Plan adopted this guidance as of December 31, 2010, and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statement of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan's financial statements.

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which was effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption of the provisions effective January 1, 2010 did not, and for the provisions effective in 2011 will not, impact the Plan’s net assets available for benefits or changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS ("ASU 2011-04"). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan's financial statements.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements

3.

Related-Party Transactions

Contributions are transmitted from the Trustee, Banco Popular, to the recordkeeper, Fidelity Management Trust Company ("Fidelity"), which invests cash received, interest and dividend income and makes distributions to the participants. The recordkeeper also administers the collection of interest and principal on notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of Registered Investment Companies (mutual funds) managed by Fidelity. Fidelity is the recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by Fidelity was $5,617,611 and $5,403,762 at December 31, 2010, and December 31, 2009, respectively. During 2010, income from investments managed by Fidelity was $188,503.

Merck also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s allocated portion of the investments in the Merck common stock was $19,152,403 and $18,918,161 at December 31, 2010, and December 31, 2009, respectively. During 2010, income from Merck common stock was $558,448.

4.

Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.

Tax Status

The Plan obtained a tax determination letter from the PRTD dated February 18, 1998, indicating that it had been designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”) and is, therefore, exempt from Puerto Rico income taxes. On August 20, 2003, the Plan obtained a tax determination letter from the Internal Revenue Service ("IRS") indicating it has been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letters. The Plan sponsor and legal counsel believe that the Plan is designed and currently operates in compliance with the PRIRC and IRC. Therefore, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements

6.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end:

	December 31,
	2010	2009
Merck Common Stock	$19,152,403	$18,918,161
Columbia Acorn Fund, Class Z	3,829,824	2,952,956
Fidelity Retirement Money Market Portfolio	3,551,162	3,514,739
T. Rowe Price Blue Chip Growth Fund	3,130,369	2,547,539
American Funds Euro Pacific Growth Fund, Class 5	-	2,642,527
American Funds Euro Pacific Growth Fund, Class 6	3,030,674	-
SSgA Flagship 500 Index Fund Series A	2,407,392	-

	$35,101,824	$30,575,922

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $2,336,725 as follows:

December 31, 2010

Registered investment companies (mutual funds)	$1,699,062
Common/collective trusts	770,467
Merck Common Stock	(249,326)
Other common stocks	116,522

Total	$2,336,725

7.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

       Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

       Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets primarily include investments in common/collective trusts.

       Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 assets at December 31, 2010 and 2009, respectively.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Within the Plan, investments are recorded at fair value, as follows:

Registered Investment Companies (Mutual Funds)

Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Common/Collective Trusts

The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.

Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the trustee and the Companies.

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements

	December 31, 2010
	Fair Value Measurements Using
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Large Cap Equity	$3,130,369	$-	$-	$3,130,369
US Small/Mid Cap Equity	3,829,824			3,829,824
Non-US Equity	5,710,896			5,710,896
Fixed Income	2,347,000			2,347,000
Cash and Short Term Investments	3,551,162			3,551,162

Common Collective Trusts
US Large Cap Equity		4,286,808		4,286,808
US Small/Mid Cap Equity		677,989		677,989
Non-US Equity		733,176		733,176
Fixed Income		471,794		471,794
Cash and Short Term Investments		39,832		39,832

Merck Common Stock	19,152,403			19,152,403

Other common stocks
U.S. Small Cap Equities	1,046,379			1,046,379

Total Investments	$38,768,033	$6,209,599	$-	$44,977,632

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements

	December 31, 2009
	Fair Value Measurements Using
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Large Cap Equity	$2,547,539	$-	$-	$2,547,539
US Small/Mid Cap Equity	2,952,956			2,952,956
Non-US Equity	4,961,628			4,961,628
Fixed Income	2,188,262			2,188,262
Cash and Short Term Investments	3,514,739			3,514,739

Common Collective Trusts
US Large Cap Equity		3,512,252		3,512,252
US Small/Mid Cap Equity		467,907		467,907
Non-US Equity		577,008		577,008
Fixed Income		366,924		366,924
Cash and Short Term Investments		20,610		20,610

Merck Common Stock	18,918,161			18,918,161

Other common stocks
U.S. Small Cap Equities	778,654			778,654

Total Investments	$35,861,939	$4,944,701	$-	$40,806,640

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements

			Supplemental Schedule H

Merck Puerto Rico Employee Savings and Security Plan Schedule of Assets (Held at End of Year) at December 31, 2010 (Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

Merck & Co., Inc.	Merck Common Stock	533,957.000	* / **	$19,152,403

AGCO CORP	Common Stock	192.945	**	9,775

ATMI INC	Common Stock	383.798	**	7,653

ADTRAN INC	Common Stock	261.279	**	9,461

AIR METHODS CORP	Common Stock	222.251	**	12,506

ALLIANCE DATA SYS CORP	Common Stock	96.931	**	6,885

AMERIGROUP CORP	Common Stock	184.917	**	8,122

ANIXTER INTL INC	Common Stock	301.817	**	18,028

ARCH COAL INC	Common Stock	199.320	**	6,988

ASBURY AUTOMOTIVE GROUP	Common Stock	116.977	**	2,162

ATHEROS COMM INC	Common Stock	167.030	**	6,000

B&G FOODS INC	Common Stock	801.289	**	11,138

BANK OF THE OZARKS INC	Common Stock	353.981	**	15,345

BILL BARRETT CORP	Common Stock	271.507	**	11,167

BERRY PETROLEUM CO CL A	Common Stock	133.729	**	5,844

BIG LOTS INC	Common Stock	275.568	**	8,394

BIO REFERENCE LABS INC	Common Stock	266.179	**	5,904

BIOMARIN PHARMACEUTICAL	Common Stock	323.760	**	8,719

BRIGHAM EXPLORATION CO	Common Stock	439.910	**	11,983

BRUKER CORP	Common Stock	447.766	**	7,433

CADENCE DESIGN SYS INC	Common Stock	630.275	**	5,206

CAPLEASE INC	Common Stock	758.455	**	4,464

CARRIZO OIL & GAS INC	Common Stock	180.618	**	6,230

CASTLE (A.M.) & CO	Common Stock	306.087	**	5,635

CAVIUM NETWORKS INC	Common Stock	278.732	**	10,503

CENTENE CORP	Common Stock	336.551	**	8,528

CHATHAM LODGING TRUST	Common Stock	297.851	**	5,190

CHEESECAKE FACTORY INC	Common Stock	375.901	**	11,525

CLEAN HARBORS INC	Common Stock	107.760	**	9,060

COLFAX CORP	Common Stock	275.426	**	5,071

COMMVAULT SYSTEMS INC	Common Stock	226.348	**	6,478

COMPELLENT TECH INC	Common Stock	141.501	**	3,904

COMPLETE GENOMICS INC	Common Stock	19.226	**	144

CONCHO RESOURCES INC	Common Stock	134.359	**	11,779

CONVIO INC	Common Stock	183.371	**	1,518

CORPORATE EXECUTIVE BRD C	Common Stock	456.591	**	17,145

		Subtotal		$19,438,290

			Supplemental Schedule H (Continued)

Merck Puerto Rico Employee Savings and Security Plan Schedule of Assets (Held at End of Year) at December 31, 2010 (Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

CREXUS INVT CO	Common Stock	284.304	**	$3,785

WHITE MOUNTAINS INS GROUP	Common Stock	40.039	**	13,437

DARLING INTL INC	Common Stock	521.410	**	6,924

DIAMOND FOODS INC	Common Stock	98.560	**	5,241

DIGITAL RIVER INC	Common Stock	216.340	**	7,446

DRESSER RAND GROUP INC	Common Stock	373.201	**	15,895

EATON VANCE CORP NON VTG	Common Stock	498.503	**	15,070

EDUCATION MANAGEMENT CORP	Common Stock	245.187	**	4,438

EMERGENCY MEDICAL SV CL A	Common Stock	78.835	**	5,094

FXCM INC CLASS A	Common Stock	83.848	**	1,111

FTI CONSULTING INC	Common Stock	87.184	**	3,250

FERRO CORP	Common Stock	550.090	**	8,053

FIRST POTOMAC RLTY TR REIT	Common Stock	792.078	**	13,323

FIRSTMERIT CORP	Common Stock	214.574	**	4,246

FLUSHING FINANCIAL CORP	Common Stock	447.665	**	6,267

FRESH MARKET INC	Common Stock	43.547	**	1,794

GSI COMMERCE INC	Common Stock	271.537	**	6,300

GENESEE & WYOMING CL A	Common Stock	155.571	**	8,237

GRACO INC	Common Stock	135.762	**	5,356

SSBK STIF FUND	Cash	32,720	**	32,720

GREAT LAKES DREDGE & DOCK	Common Stock	534.171	**	3,937

HEARTLAND EXPRESS INC	Common Stock	630.174	**	10,095

HECLA MINING CO	Common Stock	1,098.902	**	12,374

HERSHA HOSPITALITY TR (REIT)	Common Stock	268.795	**	1,787

HITTITE MICROWAVE CORP	Common Stock	248.892	**	15,192

HUB GROUP INC CL A	Common Stock	186.166	**	6,542

IDEX CORPORATION	Common Stock	253.679	**	9,924

INSULET CORP	Common Stock	324.028	**	5,022

INTEGRA LIFESCIENCES HLDS	Common Stock	248.969	**	11,776

INTERLINE BRANDS INC	Common Stock	382.049	**	8,699

INTREPID POTASH INC	Common Stock	161.892	**	6,037

JANUS CAPITAL GROUP INC	Common Stock	947.666	**	12,291

KILROY REALTY CORP	Common Stock	102.848	**	3,787

KORN/FERRY INTL	Common Stock	409.220	**	9,457

LATTICE SEMICONDUCTOR	Common Stock	558.297	**	3,383

LIFEPOINT HOSPITALS INC	Common Stock	350.080	**	12,865

		Subtotal		$301,155

			Supplemental Schedule H (Continued)

Merck Puerto Rico Employee Savings and Security Plan Schedule of Assets (Held at End of Year) at December 31, 2010 (Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

LINCOLN EDUCATIONAL SVCS	Common Stock	289.014	**	$4,483

MEMC ELECTRONIC MATERIALS	Common Stock	668.958	**	7,532

MFA FINANCIAL INC	Common Stock	1,832.459	**	15,366

MWI VETERINARY SUPPLY INC	Common Stock	194.480	**	12,281

MAIDENFORM BRANDS INC	Common Stock	475.216	**	11,296

MAP PHARMACEUTICALS INC	Common Stock	491.206	**	8,223

MID AMERICA APT CMNTY INC	Common Stock	173.702	**	11,028

MOBILE MINI INC	Common Stock	444.228	**	8,747

MOOG INC CL A	Common Stock	305.676	**	12,166

NATUS MEDICAL INC	Common Stock	387.288	**	5,492

NETGEAR INC	Common Stock	462.656	**	15,582

NTELOS HOLDINGS CORP	Common Stock	753.686	**	14,569

OCEANFIRST FINANCIAL CORP	Common Stock	435.748	**	5,608

OMNOVA SOLUTIONS INC	Common Stock	622.669	**	5,206

ORBCOMM INC	Common Stock	1,010.612	**	2,617

PS BUSINESS PKS CA REIT	Common Stock	64.040	**	3,568

PATRIOT COAL CORP	Common Stock	315.697	**	6,115

PINNACLE ENTERTAINMENT	Common Stock	704.680	**	9,880

PLEXUS CORP	Common Stock	257.413	**	7,964

POWER INTEGRATIONS INC	Common Stock	351.115	**	14,094

PROSPERITY BANCSHARES INC	Common Stock	109.918	**	4,318

PROTECTIVE LIFE CORP	Common Stock	669.154	**	17,826

PROVIDENT FIN SVCS INC	Common Stock	349.937	**	5,295

QUEST SOFTWARE INC	Common Stock	224.790	**	6,236

RBC BEARINGS INC	Common Stock	487.121	**	19,037

RELIANCE STEEL & ALUMINUM	Common Stock	209.174	**	10,689

RESOURCES CONNECTION INC	Common Stock	353.672	**	6,575

RUDDICK CORP	Common Stock	286.760	**	10,602

SBA COMM CORP CL A	Common Stock	343.997	**	14,083

SANDERSON FARMS INC	Common Stock	4.775	**	187

SAVVIS INC	Common Stock	418.140	**	10,671

SCOTTS MIRACLE GRO C CL A	Common Stock	152.704	**	7,753

SOLARWINDS INC	Common Stock	187.724	**	3,614

STANCORP FINL GROUP INC	Common Stock	487.305	**	21,997

STERIS CORPORATION	Common Stock	69.873	**	2,548

SYMETRA FINANCIAL CORP	Common Stock	1,055.420	**	14,459

		Subtotal		$337,707

			Supplemental Schedule H (Continued)

Merck Puerto Rico Employee Savings and Security Plan Schedule of Assets (Held at End of Year) at December 31, 2010 (Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

TW TELECOM INC	Common Stock	457.887	**	$7,807

TELEDYNE TECHNOLOGIES INC	Common Stock	182.111	**	8,007

TEXAS ROADHOUSE INC	Common Stock	912.438	**	15,667

THOMAS PROPERTIES GROUP	Common Stock	991.208	**	4,183

TREEHOUSE FOODS INC	Common Stock	206.100	**	10,530

UNITED NATURAL FOODS INC	Common Stock	299.355	**	10,980

UNIVEST CORP PA	Common Stock	108.776	**	2,107

VAIL RESORTS INC	Common Stock	177.538	**	9,239

VERA BRADLEY INC	Common Stock	0.000	**	0

VITACOST.COM INC	Common Stock	440.707	**	2,512

VOLCOM INC	Common Stock	525.245	**	9,911

WSFS FINANCIAL CORP	Common Stock	86.405	**	4,099

WADDELL & REED FINL CL A	Common Stock	182.176	**	6,469

WARNACO GROUP INC	Common Stock	192.327	**	10,591

WASTE CONNECTIONS INC	Common Stock	458.095	**	12,611

WILEY (JOHN) & SONS CL A	Common Stock	416.267	**	18,899

WOODWARD INC	Common Stock	146.734	**	5,511

WRIGHT EXPRESS CORP	Common Stock	205.320	**	9,445

Fidelity Investment Co.	Fidelity Retirement Money Market Portfolio	3,642,635.310	*/**	3,551,162

	Fidelity Diversified International Fund, Class K	67,061.363	*/**	2,019,888

T. Rowe price Associates, Inc.	T. Rowe Price Blue Chip Growth Fund	82,097.274	**	3,130,369

The Capital Group Companies	American Funds EuroPacific Growth Fund,	73,257.771	**	3,030,674
	Class R6

Columbia Wanger Asset Management, LP	Columbia Acorn Fund, Class Z	126,857.369	**	3,829,824

Pacific Investment Management	PIMCO Total Return Fund - Institutional Fund	188,441.503	**	2,044,590
Company

SSgA Funds Management, Inc.	SSgA Flagship 500 Index Fund Series A	N/A	**	2,407,392

	SSgA R2000 Index Fund	N/A	**	47,444

	SSgA EAFE Index Fund	N/A	**	33,502

	SSgA Aggregate Bond Index Fund	N/A	**	15,365

AB MERCK RETIRE STRG 2005	DFA EMERGING MARKETS VALUE POR DFA	N/A	**	1,244
	EMERGING MRKTS VALUE

AB MERCK RETIRE STRG 2005	AMERICAN EUROPACIFIC GROWTH FUND	N/A	**	7,450
	AMERICAN EUROPACIFIC GRTH R6

AB MERCK RETIRE STRG 2005	PIMCO TOTAL RETURN FUND PIMCO TOTAL	N/A	**	10,697
	RETURN FUND INST

		Subtotal	**	$20,278,169

			Supplemental Schedule H (Continued)

Merck Puerto Rico Employee Savings and Security Plan Schedule of Assets (Held at End of Year) at December 31, 2010 (Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

AB MERCK RETIRE STRG 2005	SSGA STIF MONEY MARKET MUTUAL FUND	N/A	**	$11,941
	LINKED 86199E9B7

AB MERCK RETIRE STRG 2005	STATE STR BK + TR CO INVT FDS BD MKT	N/A	**	10,940
	FD SER A

AB MERCK RETIRE STRG 2005	STATE STR BK + TR CO INVT FDS S+P 500	N/A	**	26,179
	FLAGSHIP NON LENDING

AB MERCK RETIRE STRG 2005	STATE STR BK + TR CO INVT FDS RUSSELL	N/A	**	5,988
	2000 INDEX FD SER A

AB MERCK RETIRE STRG 2005	DAILY EAFE INDEX NL SERIES FD	N/A	**	7,483

AB MERCK RETIRE STRG 2005	TIPS INDEX FUND SER FD C	N/A	**	14,623

AB MERCK RETIRE STRG 2005	WELLINGTON TR CO NATL ASSN COL	N/A	**	1,478
	MUTUAL FUND

AB MERCK RETIRE STRG 2010	DFA EMERGING MARKETS VALUE POR DFA	N/A	**	175
	EMERGING MRKTS VALUE

AB MERCK RETIRE STRG 2010	AMERICAN EUROPACIFIC GROWTH FUND	N/A	**	6,160
	AMERICAN EUROPACIFIC GRTH R6

AB MERCK RETIRE STRG 2010	PIMCO TOTAL RETURN FUND PIMCO TOTAL	N/A	**	7,187
	RETURN FUND INST

AB MERCK RETIRE STRG 2010	SSGA STIF MONEY MARKET MUTUAL FUND	N/A	**	951
	LINKED 86199E9B7

AB MERCK RETIRE STRG 2010	STATE STR BK + TR CO INVT FDS BD MKT	N/A	**	7,013
	FD SER A

AB MERCK RETIRE STRG 2010	STATE STR BK + TR CO INVT FDS S+P 500	N/A	**	20,964
	FLAGSHIP NON LENDING

AB MERCK RETIRE STRG 2010	STATE STR BK + TR CO INVT FDS RUSSELL	N/A	**	5,900
	2000 INDEX FD SER A

AB MERCK RETIRE STRG 2010	DAILY EAFE INDEX NL SERIES FD	N/A	**	6,183

AB MERCK RETIRE STRG 2010	TIPS INDEX FUND SER FD C	N/A	**	9,807

AB MERCK RETIRE STRG 2010	WELLINGTON TR CO NATL ASSN COL	N/A	**	2,186
	MUTUAL FUND

AB MERCK RETIRE STRG 2015	DFA EMERGING MARKETS VALUE POR DFA	N/A	**	8,982
	EMERGING MRKTS VALUE

AB MERCK RETIRE STRG 2015	AMERICAN EUROPACIFIC GROWTH FUND	N/A	**	60,230
	AMERICAN EUROPACIFIC GRTH R6

AB MERCK RETIRE STRG 2015	PIMCO TOTAL RETURN FUND PIMCO TOTAL	N/A	**	50,171
	RETURN FUND INST

AB MERCK RETIRE STRG 2015	STATE STR BK + TR CO INVT FDS BD MKT	N/A	**	49,664
	FD SER A

AB MERCK RETIRE STRG 2015	STATE STR BK + TR CO INVT FDS S+P 500	N/A	**	202,078
	FLAGSHIP NON LENDING

AB MERCK RETIRE STRG 2015	STATE STR BK + TR CO INVT FDS RUSSELL	N/A	**	62,926
	2000 INDEX FD SER A

AB MERCK RETIRE STRG 2015	DAILY EAFE INDEX NL SERIES FD	N/A	**	60,207

AB MERCK RETIRE STRG 2015	TIPS INDEX FUND SER FD C	N/A	**	74,382

AB MERCK RETIRE STRG 2015	WELLINGTON TR CO NATL ASSN COL	N/A	**	15,392
	MUTUAL FUND

AB MERCK RETIRE STRG 2020	DFA EMERGING MARKETS VALUE POR DFA	N/A	**	10,044
	EMERGING MRKTS VALUE

AB MERCK RETIRE STRG 2020	AMERICAN EUROPACIFIC GROWTH FUND	N/A	**	63,226
	AMERICAN EUROPACIFIC GRTH R6

AB MERCK RETIRE STRG 2020	PIMCO TOTAL RETURN FUND PIMCO TOTAL	N/A	**	45,037
	RETURN FUND INST

AB MERCK RETIRE STRG 2020	STATE STR BK + TR CO INVT FDS BD MKT	N/A	**	44,737
	FD SER A

AB MERCK RETIRE STRG 2020	STATE STR BK + TR CO INVT FDS S+P 500	N/A	**	214,135
	FLAGSHIP NON LENDING

		Subtotal		$1,106,369

			Supplemental Schedule H (Continued)

Merck Puerto Rico Employee Savings and Security Plan Schedule of Assets (Held at End of Year) at December 31, 2010 (Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

AB MERCK RETIRE STRG 2020	STATE STR BK + TR CO INVT FDS RUSSELL	N/A	**	$71,829
	2000 INDEX FD SER A

AB MERCK RETIRE STRG 2020	DAILY EAFE INDEX NL SERIES FD	N/A	**	63,633

AB MERCK RETIRE STRG 2020	TIPS INDEX FUND SER FD C	N/A	**	40,615

AB MERCK RETIRE STRG 2020	WELLINGTON TR CO NATL ASSN COL	N/A	**	16,326
	MUTUAL FUND

AB MERCK RETIRE STRG 2025	DFA EMERGING MARKETS VALUE POR DFA	N/A	**	16,833
	EMERGING MRKTS VALUE

AB MERCK RETIRE STRG 2025	AMERICAN EUROPACIFIC GROWTH FUND	N/A	**	100,637
	AMERICAN EUROPACIFIC GRTH R6

AB MERCK RETIRE STRG 2025	PIMCO TOTAL RETURN FUND PIMCO TOTAL	N/A	**	61,789
	RETURN FUND INST

AB MERCK RETIRE STRG 2025	STATE STR BK + TR CO INVT FDS BD MKT	N/A	**	64,231
	FD SER A

AB MERCK RETIRE STRG 2025	STATE STR BK + TR CO INVT FDS S+P 500	N/A	**	335,307
	FLAGSHIP NON LENDING

AB MERCK RETIRE STRG 2025	STATE STR BK + TR CO INVT FDS RUSSELL	N/A	**	111,314
	2000 INDEX FD SER A

AB MERCK RETIRE STRG 2025	DAILY EAFE INDEX NL SERIES FD	N/A	**	100,805

AB MERCK RETIRE STRG 2025	TIPS INDEX FUND SER FD C	N/A	**	6,536

AB MERCK RETIRE STRG 2025	WELLINGTON TR CO NATL ASSN COL	N/A	**	23,861
	MUTUAL FUND

AB MERCK RETIRE STRG 2030	DFA EMERGING MARKETS VALUE POR DFA	N/A	**	20,156
	EMERGING MRKTS VALUE

AB MERCK RETIRE STRG 2030	AMERICAN EUROPACIFIC GROWTH FUND	N/A	**	118,867
	AMERICAN EUROPACIFIC GRTH R6

AB MERCK RETIRE STRG 2030	PIMCO TOTAL RETURN FUND PIMCO TOTAL	N/A	**	51,658
	RETURN FUND INST

AB MERCK RETIRE STRG 2030	STATE STR BK + TR CO INVT FDS BD MKT	N/A	**	53,125
	FD SER A

AB MERCK RETIRE STRG 2030	STATE STR BK + TR CO INVT FDS S+P 500	N/A	**	391,723
	FLAGSHIP NON LENDING

AB MERCK RETIRE STRG 2030	STATE STR BK + TR CO INVT FDS RUSSELL	N/A	**	131,944
	2000 INDEX FD SER A

AB MERCK RETIRE STRG 2030	DAILY EAFE INDEX NL SERIES FD	N/A	**	119,065

AB MERCK RETIRE STRG 2030	WELLINGTON TR CO NATL ASSN COL	N/A	**	27,007
	MUTUAL FUND

AB MERCK RETIRE STRG 2035	DFA EMERGING MARKETS VALUE POR DFA	N/A	**	19,934
	EMERGING MRKTS VALUE

AB MERCK RETIRE STRG 2035	AMERICAN EUROPACIFIC GROWTH FUND	N/A	**	118,679
	AMERICAN EUROPACIFIC GRTH R6

AB MERCK RETIRE STRG 2035	PIMCO TOTAL RETURN FUND PIMCO TOTAL	N/A	**	43,154
	RETURN FUND INST

AB MERCK RETIRE STRG 2035	STATE STR BK + TR CO INVT FDS BD MKT	N/A	**	45,800
	FD SER A

AB MERCK RETIRE STRG 2035	STATE STR BK + TR CO INVT FDS S+P 500	N/A	**	389,141
	FLAGSHIP NON LENDING

AB MERCK RETIRE STRG 2035	STATE STR BK + TR CO INVT FDS RUSSELL	N/A	**	135,931
	2000 INDEX FD SER A

		Subtotal		$2,679,900

			Supplemental Schedule H (Continued)

Merck Puerto Rico Employee Savings and Security Plan Schedule of Assets (Held at End of Year) at December 31, 2010 (Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

AB MERCK RETIRE STRG 2035	DAILY EAFE INDEX NL SERIES FD	N/A	**	$118,876

AB MERCK RETIRE STRG 2035	WELLINGTON TR CO NATL ASSN COL	N/A	**	26,431
	MUTUAL FUND

AB MERCK RETIRE STRG 2040	DFA EMERGING MARKETS VALUE POR DFA	N/A	**	11,527
	EMERGING MRKTS VALUE

AB MERCK RETIRE STRG 2040	AMERICAN EUROPACIFIC GROWTH FUND	N/A	**	72,379
	AMERICAN EUROPACIFIC GRTH R6

AB MERCK RETIRE STRG 2040	PIMCO TOTAL RETURN FUND PIMCO TOTAL	N/A	**	25,825
	RETURN FUND INST

AB MERCK RETIRE STRG 2040	STATE STR BK + TR CO INVT FDS BD MKT	N/A	**	27,244
	FD SER A

AB MERCK RETIRE STRG 2040	STATE STR BK + TR CO INVT FDS S+P 500	N/A	**	237,268
	FLAGSHIP NON LENDING

AB MERCK RETIRE STRG 2040	STATE STR BK + TR CO INVT FDS RUSSELL	N/A	**	83,393
	2000 INDEX FD SER A

AB MERCK RETIRE STRG 2040	DAILY EAFE INDEX NL SERIES FD	N/A	**	72,500

AB MERCK RETIRE STRG 2040	WELLINGTON TR CO NATL ASSN COL	N/A	**	16,030
	MUTUAL FUND

AB MERCK RETIRE STRG 2045	DFA EMERGING MARKETS VALUE POR DFA	N/A	**	3,085
	EMERGING MRKTS VALUE

AB MERCK RETIRE STRG 2045	AMERICAN EUROPACIFIC GROWTH FUND	N/A	**	11,857
	AMERICAN EUROPACIFIC GRTH R6

AB MERCK RETIRE STRG 2045	PIMCO TOTAL RETURN FUND PIMCO TOTAL	N/A	**	4,292
	RETURN FUND INST

AB MERCK RETIRE STRG 2045	STATE STR BK + TR CO INVT FDS BD MKT	N/A	**	4,701
	FD SER A

AB MERCK RETIRE STRG 2045	STATE STR BK + TR CO INVT FDS S+P 500	N/A	**	38,758
	FLAGSHIP NON LENDING

AB MERCK RETIRE STRG 2045	STATE STR BK + TR CO INVT FDS RUSSELL	N/A	**	13,178
	2000 INDEX FD SER A

AB MERCK RETIRE STRG 2045	DAILY EAFE INDEX NL SERIES FD	N/A	**	11,877

AB MERCK RETIRE STRG 2045	WELLINGTON TR CO NATL ASSN COL	N/A	**	1,829
	MUTUAL FUND

AB MERCK RETIRE STRG 2050	DFA EMERGING MARKETS VALUE POR DFA	N/A	**	1,501
	EMERGING MRKTS VALUE

AB MERCK RETIRE STRG 2050	AMERICAN EUROPACIFIC GROWTH FUND	N/A	**	7,177
	AMERICAN EUROPACIFIC GRTH R6

AB MERCK RETIRE STRG 2050	PIMCO TOTAL RETURN FUND PIMCO TOTAL	N/A	**	2,544
	RETURN FUND INST

AB MERCK RETIRE STRG 2050	STATE STR BK + TR CO INVT FDS BD MKT	N/A	**	2,936
	FD SER A

AB MERCK RETIRE STRG 2050	STATE STR BK + TR CO INVT FDS S+P 500	N/A	**	23,351
	FLAGSHIP NON LENDING

AB MERCK RETIRE STRG 2050	STATE STR BK + TR CO INVT FDS RUSSELL	N/A	**	7,965
	2000 INDEX FD SER A

AB MERCK RETIRE STRG 2050	DAILY EAFE INDEX NL SERIES FD	N/A	**	7,193

AB MERCK RETIRE STRG 2050	WELLINGTON TR CO NATL ASSN COL	N/A	**	1,157
	MUTUAL FUND

AB MERCK RETIRE STRG 2055	DFA EMERGING MARKETS VALUE POR DFA	N/A	**	32
	EMERGING MRKTS VALUE

		Subtotal		$834,906

			Supplemental Schedule H (Continued)

Merck Puerto Rico Employee Savings and Security Plan Schedule of Assets (Held at End of Year) at December 31, 2010 (Schedule H, Part IV, Line 4i on Form 5500)

Identify of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares/Par	Cost	Current Value

AB MERCK RETIRE STRG 2055	AMERICAN EUROPACIFIC GROWTH FUND	N/A	**	$159
	AMERICAN EUROPACIFIC GRTH R6

AB MERCK RETIRE STRG 2055	PIMCO TOTAL RETURN FUND PIMCO TOTAL	N/A	**	56
	RETURN FUND INST

AB MERCK RETIRE STRG 2055	STATE STR BK + TR CO INVT FDS BD MKT	N/A	**	75
	FD SER A

AB MERCK RETIRE STRG 2055	STATE STR BK + TR CO INVT FDS S+P 500	N/A	**	512
	FLAGSHIP NON LENDING

AB MERCK RETIRE STRG 2055	STATE STR BK + TR CO INVT FDS RUSSELL	N/A	**	175
	2000 INDEX FD SER A

AB MERCK RETIRE STRG 2055	DAILY EAFE INDEX NL SERIES FD	N/A	**	159

Notes receivable from Participants	Interest rates ranging from 4.5% to 9.5% with		*	1,922,544
	maturities through 2034

		Subtotal		$1,923,680

		Grand Total		$46,900,176

*	Denotes a party-in-interest to the Plan.

**	Cost is not required for participant directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merck Puerto Rico Employee Savings and Security Plan

By:	/s/ Mark E. McDonough

Mark E. McDonough
Vice President and Treasurer

June 29, 2011

EXHIBIT INDEX

Exhibit Number
	Document	Page
23	Consent of Independent Registered Public Accounting Firm	22